Exhibit 4.4

SKECHERS U.S.A., INC.

AMENDMENT NO. 1
TO
AMENDED AND RESTATED
1998 STOCK OPTION, DEFERRED STOCK
AND
RESTRICTED STOCK PLAN

Approved on June 1, 2001

The following constitutes the amended provision of the Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the “Plan”) of Skechers U.S.A., Inc. (the “Company”). Pursuant to a unanimous written consent of the Board of Directors dated April 20, 2001, and the approval of the Stockholders obtained at the annual meeting of the Company’s Stockholders held on June 1, 2001, the following amendment to the Plan was approved:

1.  Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:

"(a)  The total number of shares of Stock reserved and available for issuance under the Plan shall be Eight Million Two Hundred Fifteen Thousand One Hundred Fifty Four (8,215,154) shares. Such shares shall consist of authorized but unissued shares. Except in the event that the Stock is a Covered Security, at no time shall the total number of shares issuable upon exercise of all outstanding options and the total number of shares provided for under any stock bonus plan of the issuer exceed the applicable percentage as calculated in accordance with the conditions and exclusions of Section 260.140.45 of the California Corporate Securities Rules, or any successor thereto, based on the shares of the issuer which are outstanding at the time the calculation is made.

     IN WITNESS WHEREOF, pursuant to the due authorization and adoption of this amendment to the Plan by the Board of Directors and Stockholders on the day and year first above written, the Company has caused this amendment to the Plan to be duly executed by its duly authorized officer.

SKECHERS U.S.A., INC., a Delaware corporation

By:	/s/ DAVID WEINBERG
	Name:	David Weinberg
	Title:	Executive Vice President and Chief Financial Officer